Exhibit 1.2

MANAGEMENT’S STATEMENT OF RESPONSIBILITIES

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of Sierra Wireless, Inc. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States and, where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality.  Financial information provided elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls over financial reporting as described in Management’s Annual Report on Internal Control Over Financial Reporting on page 35 of Management’s Discussion and Analysis.

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised exclusively of outside, independent directors. The Audit Committee meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors’ report. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The Audit Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors. Ernst & Young LLP has direct access to the Audit Committee of the Board of Directors.

The consolidated financial statements have been independently audited by Ernst & Young LLP, Chartered Professional Accountants, on behalf of the shareholders, in accordance with the standards of the Public Company Accounting Oversight Board (United States) with respect to the consolidated financial statements for the year ended December 31, 2020. Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company.

/s/ Kent P. Thexton	/s/ Samuel Cochrane
Kent P. Thexton	Samuel Cochrane
President and	Chief Financial Officer
Chief Executive Officer

March 17, 2021
Vancouver, Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Sierra Wireless, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Sierra Wireless, Inc. (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, equity and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 17, 2021 expressed an unqualified opinion thereon.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Goodwill
Description of the Matter
At December 31, 2020, the Company’s goodwill was $176 million. As discussed in Note 19 to the consolidated financial statements, goodwill is tested for impairment at least annually at the reporting unit level. The Company’s goodwill is initially assigned to its reporting units as of the acquisition date and is reallocated to the reporting units upon a reorganization thereof.

Auditing management’s annual goodwill impairment test involved especially complex and subjective auditor judgment due to the assumptions required by management to estimate the fair value of the reporting units, and therefore considered to be a critical audit matter. In particular, the fair value estimate was sensitive to significant assumptions such as the weighted average cost of capital and changes in the revenue growth rates and gross margin percentages which are affected by expectations about future market or economic conditions and management’s operating plans.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company’s goodwill impairment review process, including controls over management’s review of the significant assumptions described above.

To test the estimated fair value of the Company’s reporting units, we performed audit procedures that included, among others, assessing methodologies and testing the significant assumptions discussed above and the underlying data used by the Company in its analysis.

We involved our valuation specialists to assess, among others, the reasonableness of the weighted average cost of capital calculations and to perform sensitivity analyses of significant assumptions, such as the weighted average cost of capital, revenue growth rates, and gross margin percentages, to evaluate the changes in the fair value of the reporting units that would result from changes in the assumptions. We compared the significant assumptions used by management to historical performance and current industry trends and other factors.

In addition, we tested management’s reconciliation of the fair value of the reporting units to the market capitalization of the Company and tested management’s market valuation analysis by comparing the fair value implied by market transactions and valuations for comparable companies.

Accounting for Discontinued Operations and Related Gain on Sale
Description of the Matter
As discussed in Note 5c to the consolidated financial statements, on November 18, 2020, the Company completed the sale of its Automotive Embedded Module Product Line (“Automotive”) business to Rolling Wireless (H.K.) Limited for gross proceeds of $165 million. In connection with the sale of the Automotive business, the Company recognized a gain on disposal, net of taxes of $15 million, which is included within the results of the operations of the Automotive business which is presented as discontinued operations in the consolidated statement of operations and comprehensive loss.

Auditing the Company’s accounting for discontinued operations and the related gain on sale of the Automotive business was considered to be a critical audit matter as it involved especially challenging auditor judgement due to the assumptions made by management in identifying and measuring the assets and liabilities of the discontinued operation, including the allocation of goodwill, and the results of operations.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of the controls over the accounting for discontinued operations and the related gain on sale, including controls related to management’s review of the completeness and accuracy of assets and liabilities and results of operations and the significant assumptions and other inputs used to allocate goodwill.

Our audit procedures to address this critical audit matter included, among others, the following procedures. We inspected the related sale agreement to obtain an understanding of the assets and liabilities included in the scope of the sale transaction. We tested the completeness and accuracy of assets and liabilities included in the gain calculation on a sample basis by comparing amounts to the Company’s accounting records. We assessed the Company’s allocation of goodwill by testing management’s estimated fair value of the remaining Enterprise Broadband reporting unit and the Automotive business. To test the estimated fair value of the remaining Enterprise Broadband reporting unit, we involved our valuation specialists to assess, among others, the reasonableness of the weighted average cost of capital calculations and to perform sensitivity analyses of significant assumptions, such as the weighted average cost of capital and revenue growth rates to evaluate the changes in the fair value of the reporting unit that would result from changes in the assumptions. We compared the significant assumptions used by management to historical performance and current industry trends and other factors.

/s/ Ernst & Young LLP
Chartered Professional Accountants
We have served as the Company’s auditor since 2016.
Vancouver, Canada
March 17, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Sierra Wireless, Inc.
Opinion on Internal Control Over Financial Reporting
We have audited Sierra Wireless, Inc. internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Sierra Wireless, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Sierra Wireless, Inc. (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, equity and cash flows for each of the two years in the period ended December 31, 2020, and the related notes and our report dated March 17, 2021 expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ Ernst & Young LLP
Chartered Professional Accountants
Vancouver, Canada
March 17, 2021

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands of U.S. dollars, except where otherwise stated)

	Years ended December 31,
	2020	2019
Revenue (note 6)
loT Solutions	$327,323	$377,808
Embedded Broadband	121,265	169,468
	448,588	547,276

Cost of Sales
loT Solutions	205,419	237,650
Embedded Broadband	84,418	112,140
	289,837	349,790
Gross margin	158,751	197,486

Expenses
Sales and marketing	86,481	87,185
Research and development (note 7)	82,029	78,761
Administration	48,513	47,127
Restructuring (note 8)	8,740	26,262
Acquisition-related and integration	440	974
Impairment (note 20)	—	877
Amortization	20,584	20,554
	246,787	261,740
Loss from operations	(88,036)	(64,254)
Foreign exchange gain (loss)	8,003	(1,224)
Other expense (note 9)	(2,027)	(307)
Loss before income taxes	(82,060)	(65,785)
Income tax expense (recovery)(note 10)	(11,909)	8,878
Net loss from continuing operations	$(70,151)	$(74,663)
Net earnings from discontinued operations (note 5(c))	20,810	4,125
Net loss	$(49,341)	$(70,538)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of taxes of $nil	7,636	(4,070)
Comprehensive loss	$(41,705)	$(74,608)

Net earnings (loss) per share (in dollars)(note 12)
Continuing operations	$(1.93)	$(2.06)
Discontinued operations	0.57	0.11
	$(1.36)	$(1.95)
Weighted average number of shares outstanding (in thousands) (note 12)
Basic	36,393	36,166
Diluted	36,393	36,166
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
 CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except where otherwise stated)

	As at December 31,
	2020	2019
Assets
Current assets
Cash and cash equivalents	$160,560	$71,164
Restricted cash (note 24)	10,864	3,629
Accounts receivable (note 13)	68,575	94,491
Inventories (note 15)	32,815	36,334
Prepaids and other (note 16)	11,933	10,858
Assets held for sale (note 5(c))	—	67,586
	284,747	284,062
Property and equipment, net (note 17)	31,412	27,577
Operating lease right-of-use assets (note 20)	20,068	25,466
Intangible assets, net (note 18)	78,081	70,072
Goodwill (note 19)	175,545	154,381
Deferred income taxes (note 10)	1,135	1,779
Other assets	10,383	9,982
Long-term assets held for sale (note 5(c))	—	66,021
	$601,371	$639,340
Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 21)	$162,138	$149,596
Deferred revenue	9,862	9,190
Liabilities held for sale (5(c))	—	25,380
	172,000	184,166
Long-term obligations (note 22)	45,646	43,407
Operating lease liabilities (note 20)	17,054	25,154
Deferred income taxes (note 10)	10,258	4,921
Long-term liabilities held for sale (note 5(c))	—	367
	244,958	258,015
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding:
36,619,439 shares (December 31, 2019 — 36,233,361 shares)	441,999	435,532
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost; 46,505 shares (December 31, 2019 — 44,487 shares)	(542)	(370)
Additional paid-in capital	49,489	38,212
Retained deficit	(128,953)	(78,833)
Accumulated other comprehensive loss (note 23)	(5,580)	(13,216)
	356,413	381,325
	$601,371	$639,340
Commitments and contingencies (note 27)
Subsequent event (note 28)
The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

/s/ Robin A. Abrams	/s/ Lori M. O'Neill
Robin A. Abrams	Lori M. O'Neill
Director	Director

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF EQUITY
(in thousands of U.S. dollars, except where otherwise stated)

	Common Stock		Treasury Shares
	# of shares	$	# of shares	$	Additional paid-in capital	Retained deficit	Accumulated other comprehensive income (loss)	Total
Balance as at December 31, 2018	36,067,415	$432,552	119,584	$(1,965)	$30,984	$(8,295)	$(9,146)	$444,130
Stock option exercises (note 11)	47,231	690	—	—	(202)	—	—	488
Stock-based compensation (note 11)	—	—	—	—	12,930	—	—	12,930
Purchase of treasury shares for RSU distribution	—	—	68,500	(674)	—	—	—	(674)
Distribution of vested RSUs	118,715	2,290	(143,597)	2,269	(5,500)	—	—	(941)
Net loss	—	—	—	—	—	(70,538)	—	(70,538)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	(4,070)	(4,070)
Balance as at December 31, 2019	36,233,361	$435,532	44,487	$(370)	$38,212	$(78,833)	$(13,216)	$381,325
Effects of adoption of ASC 326 (note 3)	—	—	—	—	—	(779)	—	(779)
Balance as at January 1, 2020	36,233,361	$435,532	44,487	$(370)	$38,212	$(79,612)	$(13,216)	$380,546
Stock option exercises (note 11)	178,223	2,765	—	—	(801)	—	—	1,964
Stock-based compensation (note 11)	—	—	—	—	19,940	—	—	19,940
Purchase of treasury shares for RSU distribution	—	—	240,800	(2,802)	—	—	—	(2,802)
Distribution of vested RSUs	207,855	3,702	(238,782)	2,630	(7,862)	—	—	(1,530)
Net loss	—	—	—	—	—	(49,341)	—	(49,341)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	7,636	7,636
Balance as at December 31, 2020	36,619,439	$441,999	46,505	$(542)	$49,489	$(128,953)	$(5,580)	$356,413
 The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Years ended December 31,
	2020	2019
Cash flows provided by (used in):
Operating activities
Net loss	$(49,341)	$(70,538)
Items not requiring (providing) cash
Amortization	32,345	33,177
Stock-based compensation (note 11(a))	19,940	12,930
Deferred income taxes (note 10)	(1,150)	8,711
Impairment (note 20)	—	877
Gain on sale of Automotive business (note 5(c))	(27,137)	—
Unrealized foreign exchange loss (gain)	(8,808)	1,122
Other	43	1,218
Changes in non-cash working capital
Accounts receivable	1,232	37,965
Inventories	10,997	(3,712)
Prepaids and other	7,646	(8,611)
Accounts payable and accrued liabilities	7,771	(12,069)
Deferred revenue	(1,305)	5,792
Cash flows provided by (used in) operating activities	(7,767)	6,862
Investing activities
Additions to property and equipment	(18,952)	(16,494)
Additions to intangible assets	(3,023)	(3,779)
Proceeds from sale of property and equipment	281	98
Proceeds from sale of Automotive Business, net (note 5(c))	144,156	—
Proceeds from sale of investment	—	3,303
Proceeds from sale of iTank business	—	500
Acquisitions, net of cash acquired:
M2M Group (note 5(a))	(18,391)	—
M2M New Zealand (note 5(b))	(3,468)	—
Cash flows provided by (used in) investing activities	100,603	(16,372)
Financing activities
Issuance of common shares, net of issuance cost	1,964	488
Purchase of treasury shares for RSU distribution	(2,802)	(674)
Taxes paid related to net settlement of equity awards	(1,530)	(941)
Proceeds from long-term debt (note 25(b))	9,383	—
Repayment of long-term debt (note 25(b))	(9,383)	—
Decrease in other long-term obligations	(405)	(535)
Cash flows used in financing activities	(2,773)	(1,662)
Effect of foreign exchange rate changes on cash and cash equivalents	2,278	958
Cash, cash equivalents and restricted cash, increase (decrease) in the year	92,341	(10,214)
Cash, cash equivalents and restricted cash, beginning of year	79,083	89,297
Cash, cash equivalents and restricted cash, end of year	$171,424	$79,083
Supplemental cash flow information (note 24)
The accompanying notes are an integral part of the consolidated financial statements.

SIERRA WIRELESS, INC.

TABLE OF CONTENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
1.    NATURE OF OPERATIONS
Sierra Wireless, Inc., together with its subsidiaries (collectively, "the Company", "we", "our") was incorporated under the Canada Business Corporations Act on May 31, 1993. Sierra Wireless is an Internet of Things (“IoT”) pioneer that empowers businesses and industries to transform and thrive in the connected economy.  Sierra Wireless provides integrated Device-To-Cloud IoT solutions that are comprised of our recurring connectivity services, our IoT cloud platform, and our embedded cellular modules and gateways. Enterprises, industrial companies and Original Equipment Manufacturers (“OEMs”) worldwide rely on our expertise to deliver fully-integrated IoT solutions to reduce complexity, gather intelligent edge data and enable connected loT products and services.
We have sales, engineering, and research and development teams located in offices around the world. The primary markets for our products are North America, Europe and Asia Pacific.
We operate our business under two reportable segments:

IoT Solutions	Integrated end-to-end IoT solutions that include recurring connectivity services, cloud management software, cellular modules and gateways targeted primarily at enterprises and OEMs in the IoT space.

Embedded Broadband	High-speed cellular embedded modules that are typically used in non-industrial applications, namely Mobile Computing and Enterprise Networking markets.
On November 18, 2020, the Company completed the divestiture of its automotive embedded module product line. Substantially all of the assets and operations related to its automotive embedded module product line were sold to Rolling Wireless (H.K.) Limited ("Rolling Wireless"), a consortium led by Fibocom Wireless Inc. of Shenzhen. In accordance with U.S. GAAP, assets and liabilities associated with the Company's automotive business have been recorded as 'held for sale' in its consolidated balance sheets as at December 31, 2019 and the results of operations of the automotive business as discontinued operations in its consolidated statements of operations and comprehensive loss for the years ended December 31, 2020 and 2019.
2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Our consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

(a)    Basis of consolidation

Our consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned, from their respective dates of acquisition of control.  All inter-company transactions and balances have been eliminated on consolidation.

(b)    Use of estimates

The consolidated financial statements have been prepared in conformity with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year.  On an ongoing basis, management reviews its estimates, including those related to revenue recognition, such as determining the nature and timing of satisfaction of performance obligations, determining the

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
standalone selling price of performance obligations, and variable consideration; inventory obsolescence; estimated useful lives of long-lived assets; valuation of intangible assets and goodwill; royalty and warranty accruals; other liabilities; stock-based compensation; allowance for expected credit losses; allowance for doubtful accounts receivable; income taxes; restructuring costs; contingent consideration and commitments and contingencies, based on currently available information.  Actual amounts could differ from estimates.

(c)     Revenue recognition

Product revenue includes sales from embedded cellular modules, short range and GNSS wireless modules, intelligent routers and gateways, asset tracking and vertical market smart devices, antennas and accessories, and Smart SIMs. Recurring and other services revenue includes sales from cloud services, cellular connectivity services, managed connectivity and application services, software licenses, technical support services, extended warranty services, solution design and consulting services.

We recognize revenues when we satisfy performance obligations by transferring the control of promised products or services to customers. Product revenue is recognized at a point in time when a good is shipped or delivered to the customer. Recurring and other services revenue is recognized over time as the service is rendered or at a point in time upon completion of a service. Our customer contracts can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of allowances for returns and any taxes collected from customers.

Our products are generally highly dependent on, and interrelated with, the underlying firmware and cannot function without the firmware. In these cases, the hardware and the firmware are accounted for as a single performance obligation and revenue is recognized at the point in time when control is transferred to resellers and distributors, OEMs, or directly to end customers.

Certain customers may receive cash-based incentives or credits, which are accounted for as variable consideration. We estimate the amount of incentives or credits to be provided to customers and reduce revenue recognized. The variable consideration is included in the transaction price to the extent that a significant reversal in the amount of cumulative revenue recognized is not expected to occur when the uncertainty associated with the variable consideration is subsequently resolved.

The expected costs associated with assurance-type warranty are recognized as expense when products are sold. Warranty service that is in addition to the assurance that the product complies with agreed upon specifications is a separate performance obligation; its revenue is recognized ratably over the service period.

Cloud and connectivity services are provided on either a subscription or consumption basis. Revenue related to cloud and connectivity services provided on a subscription basis is recognized ratably over the contract period. Revenue related to cloud and connectivity services provided on a consumption basis is recognized based on the customer utilization of such resources. Revenues from SIM activation and initial application setup are deferred and recognized over the estimated customer life on a straight-line basis.

Licenses for on-premise software provide the customer with a right to use the software as it exists when made available to the customer. Revenue from distinct on-premise licenses are recognized upfront at the point in time when the software is made available to the customer. Revenue from

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
software maintenance, unspecified upgrades and technical support contracts are recognized over the period such items are delivered or services are provided. Technical support contracts extending beyond the current period are deferred and revenue is recognized over the applicable earning period.

Revenue from solution design and consulting services are recognized as services are being provided.

Contract acquisition and fulfillment costs

We recognize an asset for the incremental costs of obtaining or fulfilling a contract with a customer if we expect the benefit of those costs to be longer than one year. We have determined that certain sales incentive bonuses and initial setup costs of managed IoT services meet the requirements to be capitalized. We applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less.

The incremental costs of obtaining or fulfilling a contract with a customer are deferred and amortized over the estimated life of the customer relationship. We classify these deferred contract costs as current or non-current based on the timing of when we expect to recognize the expense. The current and non-current portions of deferred contract costs are included in Prepaids and other current assets and Other assets respectively in our consolidated balance sheets.

Significant judgment

We determine the transaction price of a customer contract by multiplying the unit price of a good or service with the committed order volume or service period.

Certain customers may receive cash-based incentives or credits, which are accounted for as variable consideration. We estimate the expected amount to be provided to customers and exclude it from the transaction price. Sales credits are included in Accounts payable and accrued liabilities in our consolidated balance sheets.

Our customer contracts can include various combinations of products and services. When a customer contract includes multiple performance obligations, we allocate the transaction price to each performance obligation on a relative standalone selling price basis. We generally determine standalone selling prices based on the price charged to customers or a combination of expected cost, plus a margin and residual methods.

Product revenue is recognized at a point in time when a good is shipped or delivered to the customer as it represents the transfer of control of the promised good to a customer. Cloud, connectivity, and managed service revenues are recognized over time as the customer simultaneously receives and consumes the benefits provided by our performance as we perform. Other service revenue is recognized at a point in time upon completion of a service.

Contract Balances

Receivables - We recognize a right to consideration as a receivable when only the passage of time is required before payment of that consideration is due.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
Contract Assets - We recognize a right to consideration in exchange for goods or service that we have transferred to a customer as contract assets. Contract assets are comprised mainly of accrued revenue related to monthly IoT service subscriptions, which may include connectivity, cloud applications, and managed services. Contract assets are included in Accounts receivable in our consolidated balance sheet.

Deferred Revenue - We recognize an obligation to transfer goods or services to a customer for which we have received consideration from the customer as deferred revenue. Deferred revenue consists of advance payments and billings in excess of revenue recognized, which includes support, extended warranty, cloud application services, and activation fees.

Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 30 to 60 days.

(d)    Research and development costs

Research and development costs are expensed as they are incurred, with the exception of certain software development costs principally related to software coding, designing system interfaces and installation, and testing of the software, that we capitalize once technological feasibility is reached.

We follow the cost reduction method of accounting for certain agreements, including government research and development funding, whereby the benefit of the funding is recognized as a reduction in the cost of the related expenditure when certain criteria stipulated under the terms of those funding agreements have been met, and there is reasonable assurance the research and development funding will be received.

(e)    Warranty costs

Warranty costs are accrued upon the recognition of related revenue, based on our best estimates, with reference to past and expected future experience.  Warranty obligations are included in accounts payable and accrued liabilities in our consolidated balance sheet.

(f)    Royalty costs

We have intellectual property license agreements which generally require us to make royalty payments based on a combination of fixed fees and percentage of the revenue generated by sales of products incorporating the licensed technology.  We recognize royalty obligations in accordance with the terms of the respective royalty agreements.  Royalty costs are recorded as a component of cost of goods sold in the period when incurred.

Where agreements are not in place, we recognize our current best estimate of the royalty obligation in cost of goods sold, accrued liabilities and long-term liabilities. We base our estimate on the smallest salable unit (“SSU”) principle (i.e., the principle that any royalty obligations should be no more than a portion of the profits for a component within the product that implements the patented technology) as the appropriate methodology for determining FRAND standard essential patent (“SEP”) royalties. Using this principle, the royalty accrual on our products is based on the value of the patented technology in the chipset, representing the SSU that implements the technology.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(g)    Market development costs

Market development costs are charged to sales and marketing expense to the extent that the benefit is separable from the revenue transaction and the fair value of that benefit is determinable.  To the extent that such costs either do not provide a separable benefit, or the fair value of the benefit cannot be reliably estimated, such amounts are recorded as a reduction of revenue.

(h)    Income taxes

Income taxes are accounted for using the asset and liability method.  Deferred income tax assets and liabilities are based on temporary differences (differences between the accounting basis and the tax basis of the assets and liabilities), non-capital loss, capital loss, and tax credits carry-forwards are measured using the enacted tax rates and laws expected to apply when these differences reverse.  Deferred tax benefits, including non-capital loss, capital loss, and tax credits carry-forwards, are recognized to the extent that realization of such benefits is considered more likely than not.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that enactment occurs.

We include interest and penalties related to income taxes, including unrecognized tax benefits, in Income tax expense.

Liabilities for uncertain tax positions are recorded based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. We regularly assess the potential outcomes of examinations by tax authorities in determining the adequacy of our provision for income taxes. We continually assess the likelihood and amount of potential adjustments and adjust the income tax provision, income taxes payable and deferred taxes in the period in which the facts that give rise to a revision become known.

We recognize the tax effects related to share-based payments at settlement or expiration in Income tax expense.

(i)    Stock-based compensation and other stock-based payments

Stock options and restricted share units granted to the Company’s key officers, directors and employees are accounted for using the fair value-based method.  Under this method, compensation cost for stock options is measured at fair value at the date of grant using the Black-Scholes valuation model and is expensed over the awards' vesting period using the straight-line method.  Any consideration paid by plan participants on the exercise of stock options or the purchase of shares is credited to common stock together with any related stock-based compensation expense.  Compensation cost for restricted share units is measured at fair value at the date of grant which is the market price of the underlying security and is expensed over the awards' vesting period using the straight-line method. Compensation cost for performance-based restricted share units is measured using a Monte Carlo valuation model. We account for forfeitures in compensation expense when they occur.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
j)    Earnings (loss) per common share

Basic earnings (loss) per share is computed by dividing net earnings (loss) for the period by the weighted average number of company common shares outstanding during the reporting period.  Diluted earnings (loss) per share is computed using the treasury stock method.  When the effect of options and other securities convertible into common shares is anti-dilutive, including when the Company has incurred a loss for the period, basic and diluted earnings (loss) per share are the same. We use net earnings (loss) from continuing operations as the control number in determining whether potential common shares are dilutive.

Under the treasury stock method, the number of dilutive shares, if any, is determined by dividing the average market price of shares for the period into the net proceeds of in-the-money options.

(k)    Translation of foreign currencies

Our functional and reporting currency is the U.S. dollar.

Revenue and expense items denominated in foreign currencies are translated at exchange rates prevailing during the period.  Monetary assets and liabilities denominated in foreign currencies are translated at the period-end exchange rates.  Non-monetary assets and liabilities are translated at exchange rates in effect when the assets are acquired or the obligations are incurred.  Foreign exchange gains and losses are reflected in Net earnings (loss) for the period.

We have foreign subsidiaries that are considered self-contained and integrated within their foreign jurisdiction, and accordingly, use the respective local currency as their functional currency.  The assets and liabilities of the foreign subsidiaries, including goodwill and fair value adjustments arising on acquisition, are translated at exchange rates at the balance sheet dates, equity is translated at historical rates, and revenue and expenses are translated at exchange rates prevailing during the period.  The foreign exchange gains and losses arising from the translation are reported as a component of other comprehensive income (loss), as presented in note 23, Accumulated other comprehensive loss.

(l)    Cash and cash equivalents and restricted cash

Cash and cash equivalents include cash and short-term deposits with original maturities of three months or less from the date of purchase. Cash equivalents are recorded at cost. The carrying amounts approximate fair value due to the short-term maturities of these instruments.
The Company classifies cash and cash equivalents as restricted cash when it is unavailable for withdrawal or use in its general operations. See note 24.
(m)    Allowance for expected credit losses

Upon adoption of ASC 326 effective January 1, 2020, we maintain an allowance for lifetime expected credit losses that may result from our customer's inability to pay. Current and future economic conditions, historical information (including credit agency reports, if applicable), credit-worthiness, the line of business from which the customer accounts receivable arose, aging of receivables, known uncollectible accounts and changes in customer payment cycles are all considered when determining the expected credit losses related to accounts receivable. Amounts later determined and specifically identified to be uncollectible are charged against this allowance.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
If the financial condition of any of our customers deteriorates resulting in an impairment of their ability to make payments, we may increase our allowance.

(n)    Financing receivables

We lease certain hardware devices to a small number of hardware distributors under sales-type leases which have terms ranging from 10 months to 48 months and bear interest at 5%.

We evaluate the credit quality of our financing receivables on an ongoing basis utilizing an aging of the accounts and write-offs, customer collection experience, the customer’s financial condition, known risk characteristics impacting the respective customer base, and other available economic conditions, to determine the appropriate allowance.

(o)    Derivatives

Derivatives, such as foreign currency forward contracts, may be used to hedge the foreign exchange risk on cash flows from commitments denominated in a foreign currency. Derivatives are recorded in Accounts receivable or Accounts payable and accrued liabilities and measured at fair value at each balance sheet date. Any resulting gains and losses from changes in the fair value are recorded in Foreign exchange gain (loss).

(p)    Inventories

Inventories consist of electronic components and finished goods and are valued at the lower of cost or estimable realizable value, determined on a first-in-first-out basis.  Cost is defined as all costs that relate to bringing the inventory to its present condition and location under normal operating conditions.
We review the components of our inventory and our inventory purchase commitments on a regular basis for excess and obsolete inventory based on estimated future usage and sales.  Write-downs in inventory value or losses on inventory purchase commitments depend on various items, including factors related to customer demand, economic and competitive conditions, technological advances and new product introductions that vary from current expectations.  We believe that the estimates used in calculating the inventory provision are reasonable and properly reflect the risk of excess and obsolete inventory. If customer demands for our inventory are substantially less than our estimates, additional inventory write-downs may be required.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(q)    Property and equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. We amortize our property and equipment on a straight-line basis over the following estimated economic lives:

Furniture and fixtures	3-5 years
Research and development equipment	3-10 years
Production equipment	2-7 years
Tooling	1.5-3 years
Computer equipment	1-5 years
Software	1-5 years
Office equipment	3-5 years
Monitoring equipment	3-5 years
Network equipment	3-7 years

Research and development equipment related amortization is included in Research and development expense.  Tooling, production, monitoring and certain network equipment related amortization is included in Cost of goods sold.  All other amortization is included in Amortization expense.

Leasehold improvements and leased vehicles are amortized on a straight-line basis over the lesser of their expected average service life or term of the lease.

When we sell property and equipment, we net the historical cost less accumulated depreciation and amortization against the sale proceeds and include the difference in Other income (expense).

(r)    Intangible assets

The estimated useful life of intangible assets with definite lives is the period over which the assets are expected to contribute to our future cash flows.  When determining the useful life, we consider the expected use of the asset, useful life of any related intangible asset, any legal, regulatory or contractual provisions that limit the useful life, any legal, regulatory, or contractual renewal or extension provisions without substantial costs or modifications to the existing terms and conditions, the effects of obsolescence, demand, competition and other economic factors,  and the expected level of maintenance expenditures relative to the cost of the asset required to obtain future cash flows from the asset.

We amortize our intangible assets on a straight-line basis over the following specific periods:

Patents and trademarks	—	3-5 years
Licenses	—	over the shorter of the term of the license or an estimate of their useful life, ranging from three to ten years
Intellectual property and customer relationships	—	3-13 years
Brand	—	over the estimated life
Research and development	—	over the estimated life

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
In-process research and development ("IPRD") is included in research and development and are intangible assets acquired as part of business combinations.  Prior to their completion, IPRD are intangible assets with indefinite life and they are not amortized but subject to impairment test on an annual basis.

Research and development related amortization is included in Research and development expense. All other amortization is included in Amortization expense.

    (s)    Leases

At inception of a contract, we apply judgment in assessing whether a contract is or contains a lease. This assessment involves determining whether we have control over the identified asset for a period of time in exchange for consideration. Operating leases are included in Operating lease right-of-use ("ROU") assets, Accounts payable and accrued liabilities, and Operating lease liabilities in our consolidated balance sheets. Finance leases are included in Property and equipment, Accounts payable and accrued liabilities, and Long-term obligations in our consolidated balance sheets.
ROU assets represent our right to use an underlying asset for the lease term. Lease liabilities represent our obligation to make lease payments arising from the lease. We recognize operating lease right-of-use assets and liabilities at commencement date based on the present value of lease payments over the lease term. We use the incremental borrowing rate as the discount rate for leases as the rates implicit in our leases are not readily determinable. Our incremental borrowing rate is estimated to approximate the interest on a collateralized basis with similar terms and payments and in economic environments where the leased asset is located. The operating lease ROU asset also includes any prepaid lease payments, initial direct costs and lease incentives. Our lease terms include non-cancelable periods and include options to renew the lease when it is reasonably certain that we will exercise that option.
Operating lease cost for lease payments is recognized on a straight-line basis over the term of the lease. Our lease agreements have lease and non-lease components, which we have elected to account for as a single lease cost.
We have elected not to record right-of-use assets and lease liabilities for short-term leases with a term of 12 months or less and recognize these short term leases to profit or loss on a straight-line basis over the lease term.
(t)    Goodwill

Goodwill represents the excess of the purchase price of an acquired business over the fair value assigned to assets acquired and liabilities assumed in a business combination. We allocate goodwill to reporting units based on the reporting unit expected to benefit from the business combination. Goodwill has an indefinite life, is not amortized, and is subject to an annual impairment test, on October 1 of every year, at the reporting unit level. Goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include an adverse change in business climate, legal factors, operating performance indicators, competition or sale or disposition of a significant portion of a reporting unit. The goodwill impairment test compares the fair value of the reporting unit to its carrying amount, which includes the goodwill. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired. If the carrying amount

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
exceeds the implied fair value of the goodwill, an impairment loss is recognized equal to the amount by which the carrying amount exceeds the reporting unit's fair value.
An evaluation of recoverability of goodwill requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the estimated fair value of each reporting unit. Significant judgments that are required on our part to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates, consideration of appropriate control premium, market conditions, and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit and may result in impairment charges in future periods.

In March 2020, the World Health Organization declared a global pandemic caused by the outbreak of the novel coronavirus specifically identified as COVID-19. It is not possible to reliably estimate the length or severity of these developments and the impact on the financial results of the Company in the future. There are significant uncertainties with respect to future development and impact to the Company related to COVID-19, including the duration, severity and scope of the outbreak and the measures taken by governments and businesses to contain the pandemic.  We did not identify any indicators of impairment for the year ended December 31, 2020. The COVID-19 pandemic and its impact on the economy is constantly evolving and presents many variables and contingencies for modeling.

In future periods, the effects of the pandemic may have material impacts on our anticipated revenue levels and the recoverable amount of our reporting units.

(u)    Impairment of long-lived assets

Long-lived assets, including property and equipment, and intangible assets other than goodwill, are assessed for potential impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results. Intangible assets with indefinite lives are tested annually for impairment and in interim periods if certain events occur indicating that the carrying value of the intangible assets may be impaired. We did not identify any indicators of impairment for the year ended December 31, 2020.

(v)    Comprehensive income (loss)

Comprehensive income (loss) includes net earnings (loss) as well as changes in equity from other non-owner sources. The other changes in equity included in comprehensive income (loss) are comprised of foreign currency cumulative translation adjustments.

(w)    Investment tax credits

In Canada and the United States, investment tax credits are accounted for using the flow-through method whereby such credits are accounted for as a reduction of income tax expense in the period in which the credit arises.  In France, the investment tax credits are reported as a reduction of cost as the credits are refundable irrespective of taxable income.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(x)    Comparative figures

Certain figures presented in the consolidated financial statements have been reclassified to conform to the current year presentation.

(y)    Discontinued Operations
We report a disposal of a component or a group of components as discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect of the Company's operations and financial results when the components meet the criteria to be classified as held for sale. At the time an operation qualifies for held-for-sale accounting, the operation is evaluated to determine whether or not its carrying amount exceeds its fair value less cost to sell. Any loss as a result of carrying amounts in excess of fair value less cost to sell is recorded in the period the operation qualifies for held-for-sale accounting. Assets, once classified as held for sale, are not subject to depreciation or amortization, and both the assets and any liabilities directly associated with the assets held for sale are classified as current in the Company’s consolidated balance sheets. When a portion of a reporting unit that constitutes a business is disposed of, goodwill associated with that business is included in the carrying amount of the business in determining the gain or loss on disposal. The amount of goodwill is based on the relative fair values of the business to be disposed of and the portion of the reporting unit that will be retained. Management judgment is required to (i) assess the criteria required to qualify for held-for-sale accounting and (ii) estimate fair value. Our automotive business is presented as discontinued operations for all periods and as assets or liabilities held for sale for the year ended December 31, 2019. Our consolidated statements of cash flows include discontinued operations. See note 5, Disposition of Automotive Business. Supplemental cash flow information relating to discontinued operations is disclosed separately in the note disclosure.
(z)    Business Combination

We account for our business combinations using the acquisition method.  Under this method, estimates we make to determine the fair values of acquired assets and liabilities assumed include judgments in our determinations of acquired intangible assets and assessment of the fair value of existing property and equipment.  Assumed liabilities can include litigation and other contingency reserves existing at the time of the acquisition.  Goodwill is recognized as of the acquisition date as the excess of the fair value of consideration transferred over the estimated fair values of net identifiable assets acquired and liabilities assumed at their acquisition date.  Acquisition related expenses are separately recognized from business combination and are expensed as incurred.

When establishing fair values, we make significant estimates and assumptions, especially with respect to intangible assets.  Intangible assets acquired and recorded by us may include patents, intellectual property, customer relationships, brand, backlog and in-process research and development.  Estimates include but are not limited to the forecasting of future cash flows and discount rates.  From time to time, we may engage third-party firms to assist us in determining the fair value of assets and liabilities assumed.  Our estimates of fair values are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable.  As a result, actual results may differ from estimates impacting our earnings.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
3.    RECENTLY IMPLEMENTED ACCOUNTING STANDARDS

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses, Measurement of Credit Losses on Financial Instruments ("ASC 326"), replacing the incurred loss impairment model that recognizes losses when a probable threshold is met with a requirement to recognize lifetime expected credit losses immediately when a financial asset is originated or purchased. The standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The new guidance on the current expected credit loss ("CECL") impairment model requires an estimate of expected credit loss, measured over the contractual life of an asset, that considers reasonable and supportable forecasts of future economic conditions in addition to historical experience and current conditions. The objective is to present the entity’s estimate of the net amount expected to be collected on the financial assets. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, net investment in leases recognized by lessor and off-balance sheet credit exposures not accounted for as insurance. In addition, ASC 326 made changes to the accounting for available for sale debt securities.

On January 1, 2020, the Company adopted ASC 326 using the modified retrospective method. Results for reporting periods beginning after January 1, 2020 are presented under ASC 326 while prior period amounts continue to be reported in accordance with previously applicable GAAP. The Company recorded a net decrease to retained earnings of $779 as of January 1, 2020 for the cumulative effect of adopting ASC 326 as a result of measuring expected credit losses on trade accounts receivable.

The cumulative effect is allocated between continuing and discontinued operations as follows:

Effect of adoption of ASC 326	Amount
Continuing operations	$917
Discontinued operations	(138)
$779
In January 2017, FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. This new guidance simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. Under the new guidance, entities will perform goodwill impairment tests by comparing fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The standard is effective for fiscal years beginning after December 15, 2019 and we adopted it on January 1, 2020. The standard did not have any impact on our consolidated statements at adoption.
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) and subsequent amendments to the initial guidance: ASU 2017-13, ASU 2018-10, ASU 2018-11, ASU 2018-20 and ASU 2019-01 (collectively, Topic 842).  This update is to improve transparency and comparability among organizations by requiring lessees to recognize ROU assets and lease liabilities on the balance sheet and requiring additional disclosure about leasing arrangements.  The standard is effective for fiscal years beginning after December 15, 2018.  We adopted the standard effective January 1, 2019, applying the optional transition method permitted under ASU 2018-11, which relieves entities from restating comparative financial statements, allowing entities to apply and adopt the new lease standard as at the effective date, rather than as of the first date of the earliest period presented.  We elected the package of practical expedients provided under the guidance, which applies to expired or existing leases and allows the Company not to reassess whether a contract contains a lease, the lease classification, and any initial direct costs incurred.  We also elected the practical expedient to expense short term leases (12 months or less) on a straight-line basis over the

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
lease term, and to not separate the lease and non-lease components for all of our leases. See note 20, Leases.
Upon adoption of Topic 842 effective January 1, 2019, we recognized operating lease liabilities of $31.5 million and corresponding ROU assets of $27.0 million. The $4.5 million difference between operating lease liabilities and right-of-use assets recognized is due to deferred rent and exit cost accruals recorded under prior lease accounting standards. Topic 842 requires such balances to be reclassified against ROU assets at transition. In future periods such balances will not be presented separately. Our accounting for finance leases remains substantially unchanged.
4.    CHANGES IN FUTURE ACCOUNTING STANDARDS
In December 2019, the FASB issued ASU 2019-12 Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which simplifies the accounting for income taxes, including the methodology for calculating taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company is currently assessing the impact of ASU 2019-12 on its consolidated financial statements and will implement the new standard prospectively starting in the first quarter of 2021.
5.    ACQUISITIONS AND DISPOSALS
(a)     Acquisition of M2M Group
On January 7, 2020, we completed the acquisition of M2M Connectivity Pty Ltd, M2M One Pty Ltd and
D-Square Innovation Pty Ltd (collectively, the "M2M Group") in Australia. Total purchase consideration for the acquisition of the M2M Group was $21,102, comprised of cash consideration to the shareholders of $19,587 for 100% of the equity of the M2M Group, plus approximately $1,343 for the retirement of certain obligations and $172 for normal course working capital adjustments. The purchase consideration has been fully paid and settled during the second quarter of 2020.
We accounted for the transaction using the acquisition method and accordingly, recorded the tangible and intangible assets acquired and liabilities assumed on the basis of our estimates of their respective preliminary fair values as at January 7, 2020. The excess of the purchase price over the final value assigned to the net assets acquired is recorded as goodwill. The allocation of the purchase price was finalized as of June 30, 2020.
The following table summarizes the final values assigned to the assets acquired at the acquisition date:

Amount
Assets acquired
Cash	$2,712
Net working capital	(640)
Deferred revenue	(914)
Identifiable intangible assets	16,064
Goodwill	8,699
Deferred income tax liability	(4,819)
Fair value of net assets acquired	$21,102

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
Goodwill of $8,699 resulting from the acquisition consists largely of the expectation that the acquisition will expand the Company's IoT Solutions business in the Asia-Pacific region. Goodwill is not deductible for tax purposes.
The following table provides the components of the identifiable intangible assets acquired that are subject to amortization:

	Estimated useful life	Amount
Customer relationships	10 years	$14,646
Brand	5 years	1,418
		$16,064
There was no significant impact on the Company's revenue and net earnings on a pro forma basis for all periods presented.
(b)     Acquisition of M2M New Zealand
On December 15, 2020, we completed the acquisition of M2M One NZ Ltd ("M2M New Zealand") in New Zealand. Total purchase consideration for the acquisition of M2M New Zealand was $3,686, comprised of cash consideration to the shareholders of $3,286 for 100% of the equity of M2M New Zealand, plus a $400 cash holdback amount to be released to the seller on December 15, 2021 to secure the the purchaser's rights of indemnification under the share purchase agreement.
We accounted for the transaction using the acquisition method and accordingly, recorded the tangible and intangible assets acquired and liabilities assumed on the basis of our estimates of their respective preliminary fair values as at December 15, 2020. The excess of the purchase price over the preliminary value assigned to the net assets acquired is recorded as goodwill.
The preliminary fair value of tangible and intangible assets acquired were based upon preliminary valuations. Our estimates and assumptions reflected in such preliminary valuations are subject to change within the measurement period (up to one year from the acquisition date). The primary areas that remain preliminary relate to the fair values of intangible assets, deferred income taxes and goodwill.
The following table summarizes the preliminary values assigned to the assets acquired at the acquisition date:

Amount
Assets acquired
Cash	$218
Net working capital	(277)
Tangible assets	3
Deferred revenue	(5)
Identifiable intangible assets	1,853
Goodwill	2,377
Deferred income tax liability	(483)
Fair value of net assets acquired	$3,686
Preliminary goodwill of $2,377 resulting from the acquisition consists largely of the expectation that the acquisition will expand the Company's IoT Solutions business in the Asia-Pacific region. Goodwill is not deductible for tax purposes.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
The following table provides the components of the preliminary identifiable intangible assets acquired that are subject to amortization:

	Estimated useful life	Amount
Customer relationships	10 years	$1,542
Brand	5 years	311
		$1,853
(c)     Disposition of Automotive Business
On November 18, 2020, we completed the sale of substantially all of the assets and operations related to our Shenzhen, China-based automotive embedded module product line ("Automotive Business") to Rolling Wireless (H.K.) Limited for total gross proceeds of $165,000 in cash, subject to adjustments to working capital, including $10,000 of proceeds held in escrow that we recorded in restricted cash and were released on January 8, 2021.
The automotive embedded module product line is part of our Embedded Broadband reportable segment. Pursuant to the sale transaction, approximately 150 employees became employees of Rolling Wireless, of which approximately 120 employees are located in Mainland China and 30 are located in Europe or the Asia-Pacific region.
The gain on sale of the Automotive Business consists of the following:

Amount
Total gross proceeds	$165,000
Transaction costs	(4,011)
Working capital adjustment	(11,122)
Net proceeds	149,867
Net assets disposed (including cash sold of $5,711)	(122,730)
Gain on disposal before income taxes	27,137
Income tax expense	(11,914)
Gain on disposal, net of taxes	$15,223

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
The assets and liabilities held for sale were as follows:

	November 18, 2020	December 31, 2019
Cash and cash equivalents	$5,711	$4,290
Accounts receivable	64,885	36,941
Inventories	11,521	17,957
Prepaids and other	289	8,398
Property and equipment, net	12,439	12,347
Operating lease right-of-use assets	—	143
Goodwill	54,497	53,214
Deferred income taxes	488	317
Assets held for sale	$149,830	$133,607

Accounts payable and accrued liabilities	$25,877	$23,960
Deferred revenue	794	1,420
Long term obligations	429	367
Liabilities held for sale	$27,100	$25,747
Classification:

	November 18, 2020	December 31, 2019
Current assets held for sale	$149,830	$67,586
Long-term assets held for sale	—	66,021
Assets held for sale	$149,830	$133,607

Current liabilities held for sale	$27,100	$25,380
Long-term liabilities held for sale	—	367
Liabilities held for sale	$27,100	$25,747

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
The results related to the Automotive business have been presented as discontinued operations in the consolidated statements of operations and comprehensive loss and were as follows:

	2020	2019
Revenue	$196,609	$166,237
Cost of sales	169,108	143,733
Gross margin	27,501	22,504
Expenses	19,878	16,337
Gain on sale of Automotive Business	(27,137)	—
Earnings before income taxes	34,760	6,167
Income tax expense on gain of sale of Automotive Business	(11,914)	—
Income tax expense	(2,036)	(2,042)
Net earnings from discontinued operations	$20,810	$4,125

The cash flows related to the Automotive business included in the consolidated statements of cash flows were as follows:
	2020	2019
Cash flows provided by (used in) discontinued operations
Net cash provided by (used in) operating activities	$(2,919)	$27,395
Net cash used in investing activities(1)	(1,277)	(3,220)
Net cash provided by (used in) discontinued operations	$(4,196)	$24,175
(1) Net cash used in investing activities does not include proceeds from sale of the Automotive Business.
6.    SEGMENTED INFORMATION
We disaggregate our revenue from contracts with customers into reportable segments (see consolidated statements of operations and comprehensive loss), type and geographical region.
We operate our business under two reportable segments (i) IoT Solutions and (ii) Embedded Broadband:
IoT Solutions
Our IoT Solutions segment is focused on end-to-end IoT solutions that include recurring connectivity services, cloud management software, and cellular modules and gateways targeted primarily at enterprises and OEMs in the IoT space. Our primary focus is on three key markets: (i) Industrial Edge for manufacturing asset monitoring; (ii) Mobile Edge for mobile asset tracking; and (iii) Infrastructure Edge for commercial infrastructure and building monitoring.
Embedded Broadband
Our Embedded Broadband segment is comprised of our high-speed cellular embedded modules that are typically used in non-industrial applications, namely Mobile Computing and Enterprise Networking markets. The products in this segment are typically high-speed 4G LTE and LTE-Advanced, and 5G cellular modules that are ordered in larger volumes. In this segment, we have limited opportunities to provide connectivity services or IoT solutions to the OEM customer.
As our chief operating decision maker does not evaluate the performance of our operating segments based on segment assets, management does not present asset information on a segmented basis.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
REVENUE BY TYPE

	2020	2019
Revenue
Product	$332,544	$449,063
Recurring and other services	116,044	98,213
	$448,588	$547,276

REVENUE BY GEOGRAPHICAL REGION

	2020	2019
Americas	$199,472	$235,896
Europe, Middle East and Africa	76,500	85,243
Asia-Pacific	172,616	226,137
	$448,588	$547,276

PROPERTY AND EQUIPMENT BY GEOGRAPHICAL REGION

	2020	2019
Americas	$23,357	$19,075
Europe, Middle East and Africa	5,237	5,212
Asia-Pacific	2,818	3,290
	$31,412	$27,577

We sell certain products through resellers, original equipment manufacturers and wireless service providers who sell these products to end-users. In 2020, we did not have any customers that accounted for more than 10% of total revenue. In 2019, we had one customer that accounted for 10.2% of total revenue.

7.    RESEARCH AND DEVELOPMENT
The components of research and development costs consist of the following:

	2020	2019
Gross research and development	$82,320	$79,014
Government tax credits	(291)	(253)
	$82,029	$78,761

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
8.    RESTRUCTURING
On April 30, 2019, we announced two initiatives related to the acceleration of our transformation to a Device-to-Cloud IoT solutions company: (i) Consolidation of engineering resources and the transfer of certain functions to lower cost locations resulting in a significant reduction in our engineering team in Issy-Les-Moulineaux, outside of Paris, France; and (ii) outsourcing of a select group of general and administrative transaction-based activities to a global outsourcing partner. Transition activities commenced in the third quarter of 2019 and are substantially completed. During the year ended December 31, 2020, we expensed $0.4 million relating to these two initiatives (2019 - $26.5 million). As at December 31, 2020, outstanding liability of $1.3 million is included in Accounts payable and accrued liabilities. The liability relates to outplacement and training costs where employees have up to 30 months from their termination notices to submit the claim. In addition, during the year ended December 31, 2019, we recorded $1.7 million for severance and other related costs as a result of previous restructuring initiatives.
During the third quarter of 2020, we took the first step to initiate actions to reduce our operating expenses, in conjunction with the expected closing of the sale of our automotive business in the fourth quarter of 2020. We implemented some organizational changes, including consolidation of our engineering resources resulting in a reduction in our engineering team in Hong Kong. These actions are part of our transformation to a Device-to-Cloud IoT solutions company. During the year ended December 31, 2020, approximately 120 employees were impacted, and we recorded $10.2 million for severances and related costs, of which $1.7 million is included in discontinued operations. As at December 31, 2020, the outstanding liability of $4.5 million for this initiative is included in Accounts Payable and accrued liabilities and is expected to be paid by the end of February 2022.
The following table provides the activity in the restructuring liability:

	2020	2019
Balance, beginning of period	$8,655	$2,486
Reclassification from long-term obligations	—	1,617
Expensed - continuing operations	8,740	26,262
Expensed - discontinued operations	1,741	1,898
Disbursements	(13,475)	(23,424)
Foreign exchange	89	(184)
	$5,750	$8,655

Classification:
Accounts payable and accrued liabilities (note 21)	5,750	8,655
	$5,750	$8,655

By restructuring initiative:
April 2019	1,254	8,655
Q3 2020	4,496	—
	$5,750	$8,655

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
9.    OTHER EXPENSE
The components of other income (expense) for the years ended December 31 were as follows:

	2020	2019
Interest income	$131	$429
Interest expense	(818)	(269)
Discount fees (note 25(d))	(414)	(347)
Financing costs	(695)	—
Other	(231)	(120)
	$(2,027)	$(307)

10.    INCOME TAXES
The components of earnings (loss) before income taxes consist of the following:

	2020	2019
Continuing operations
Canadian	$(24,872)	$(23,451)
Foreign	(57,188)	(42,334)
	$(82,060)	$(65,785)
The income tax expense (recovery) consists of:

	2020	2019
Canadian:
Current	$(8,349)	$126
Deferred	—	8,706
	$(8,349)	$8,832
Foreign:
Current	$(2,410)	$41
Deferred	(1,150)	5
	$(3,560)	$46
Total:
Current	$(10,759)	$167
Deferred	(1,150)	8,711
	$(11,909)	$8,878

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
The reconciliation of income taxes calculated at the statutory rate to the actual income tax provision for the years ended December 31 was as follows:

	2020	2019
Income tax expense (recovery) at Canadian statutory income tax rates of 26.99% (2019 -26.99%)	$(22,148)	$(17,755)
Increase (decrease) in income taxes for:
Permanent and other differences	1,353	2,007
Investment tax credits	(2,396)	(3,494)
Foreign exchange and tax rates differential	(7,434)	976
Change in valuation allowance	20,221	34,230
Stock-based compensation expense	894	1,263
Change in estimate	(2,399)	(8,349)
Income tax expense (recovery)	$(11,909)	$8,878

Deferred tax assets and liabilities
The tax effects of temporary differences that give rise to significant deferred tax assets and deferred tax liabilities were as follows at December 31:

	2020	2019
Deferred income tax assets (liabilities)
Property and equipment	$(4,801)	$(3,515)
Non capital loss carry-forwards	114,744	101,340
Capital loss carry-forwards	2,160	3,284
Scientific research and development expenses and credits	28,932	25,437
Reserves and other	24,533	19,777
Investments	(1,309)	(1,106)
Acquired intangibles	(9,468)	(6,591)
Lease liabilities	4,219	6,144
	159,010	144,770
Valuation allowance	168,133	147,912
	$(9,123)	$(3,142)

	2020	2019
Classification:
Assets
Non-current	$1,135	$1,779
Liabilities
Non-current	(10,258)	(4,921)
	$(9,123)	$(3,142)

At December 31, 2020, we have provided for a valuation allowance on our deferred tax assets of $168,133 (2019 - 147,912)
At December 31, 2020, we have Canadian allowable capital loss carry-forwards of $8,626 that are available, indefinitely, to be deducted against future Canadian taxable capital gains. In addition, we have Canadian SR&ED expenditure carry-forwards of $6,989 that are available, indefinitely, to be deducted against future Canadian taxable income, tax credits of $23,500 and $10,724 available to offset future

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
Canadian federal and provincial income taxes payable, respectively. The investment tax credits expire between 2024 and 2039. At December 31, 2020, our U.S. subsidiary has $6,445 of California research & development tax credits which may be carried forward indefinitely.
At December 31, 2020, net operating loss carry-forwards for our foreign subsidiaries were $78,406 for U.S. income tax purposes, of which, $22,417 may be carried forward indefinitely, and $55,989 expires between 2021 and 2037, $876 for Sweden income tax purposes, $25 for Norway income tax purposes, $90,874 for Luxembourg income tax purposes, of which, $38,763 may be carried forward indefinitely, and $52,111 expires from 2035, and $275,430 for French income tax purposes. The Sweden, Norway, and French net operating loss carry-forward may be carried forward indefinitely. Our foreign subsidiaries may be limited in their ability to use foreign net operating losses in any single year depending on their ability to generate significant taxable income. In addition, the utilization of the U.S. net operating losses is also subject to ownership change limitations provided by U.S. federal and specific state income tax legislation. The amount of French net operating losses deducted each year is limited to €1.0 million plus 50% of French taxable income in excess of €1.0 million. Our French net operating losses carry-forward is subject to the “continuity of business” requirement. Our French subsidiaries also have research tax credit carried forward of $3,226 and employment tax credit carried forward of $119 as at December 31, 2020. The French tax credits may be used to offset against corporate income tax and if any tax credits are not fully utilized within a three-year period following the year the tax credits are earned, it may be refunded by the French tax authorities. Tax loss and tax credits carry-forwards are denominated in the currency of the countries in which the respective subsidiaries are located and operate. Fluctuations in currency exchange rates could reduce the U.S. dollar equivalent value of these tax loss and research tax credit carry forwards in future years.
We estimated utilizing $3,291 of Canadian allowable capital loss to offset the capital gain resulting from the divestiture of the automotive business.
In assessing the realizability of our deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which temporary differences become deductible and the loss carry-forwards or tax credits can be utilized. Management considers projected future taxable income and tax planning strategies in making our assessment.
Accounting for uncertainty in income taxes
At December 31, 2020, we had gross unrecognized tax benefits of $4,474 (2019 — $4,628).  Of this total, $559 (2019 — $447) represents the amount of unrecognized tax benefits that, if recognized, would favorably impact our effective tax rate.
Below is a reconciliation of the total amounts of unrecognized tax benefits for the years ended December 31:

	2020	2019
Unrecognized tax benefits, beginning of year	$4,628	$4,482
Increases — tax positions taken in prior periods	70	49
Increases — tax positions taken in current period	—	—
Settlements and lapses of statute of limitations	(224)	97
Unrecognized tax benefits, end of year	$4,474	$4,628

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
We recognize interest expense and penalties related to unrecognized tax benefits within the provision for income tax expense on the consolidated statement of operations. At December 31, 2020, we had increased $50 (2019 - increased $56) for accruals of interest and penalties.
In the normal course of business, we are subject to audit by the Canadian federal and provincial taxing authorities, by the U.S. federal and various state taxing authorities and by the taxing authorities in various foreign jurisdictions. Tax years ranging from 2007 to 2020 remain subject to examination in Canada, the United States, the United Kingdom, France, Germany, Australia, New Zealand, China, Hong Kong, Brazil, South Africa, Japan, Korea, Taiwan, Italy, Sweden, Norway, India, Spain, and Luxembourg.
The Company regularly engages in discussions and negotiations with tax authorities regarding tax matters in various jurisdictions. The Company believes it is reasonably possible that certain tax matters may be concluded in the next 12 months. The Company estimates that the unrecognized tax benefits at December 31, 2020 could reduce by approximately $833 in the next 12 months.
Deferred taxes on foreign earnings
No provision for taxes has been provided on undistributed foreign earnings, as it is the Company’s intention to indefinitely reinvest undistributed earnings of its foreign subsidiaries. It is not practical to estimate the income tax liability that might be incurred if there is a change in management’s intention in the event that a remittance of such earnings occur in the future.
Government Subsidies
Government grant is recognized when there is reasonable assurance that (a) the Company will comply with eligible requirements attached to the grant and (b) the grant will be received. Government grant is recorded as a reduction in the cost of the related expenditures.
In 2020, the Company recorded government grants under the Canada Emergency Wage Subsidy of $6,332 and other COVID-19 related subsidies of $920.

2020
Cost of sales	$180
Sales and marketing	1,588
Research and development	4,186
Administration	1,298
$7,252

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
11.    STOCK-BASED COMPENSATION PLANS
(a)    Stock-based compensation expense:

	2020	2019
Cost of goods sold	$319	$167
Sales and marketing	5,241	3,644
Research and development	4,014	2,752
Administration	8,379	5,988
Continuing operations	$17,953	$12,551
Discontinued operations	1,987	379
	19,940	12,930
Stock option plan	2,361	2,890
Restricted stock plan	17,579	10,040
	$19,940	$12,930
(b)    Stock option plan

Under the terms of the Company's Stock Option Plan (the “Plan”), the Board of Directors may grant stock options to employees, officers and directors. At the Company's Annual General and Special Meeting of Shareholders on May 21, 2020, shareholders approved a resolution to amend and restate the terms of the Plan. The amendments increased the maximum number of shares issuable pursuant to the Plan to the lesser of 8.9% (increased from 8.1%) of the number of issued and outstanding common shares from time to time or 7,000,000 common shares. In addition, the maximum number of shares issuable pursuant to the Plan, together with any shares issuable pursuant to other security-based compensation arrangements, shall not exceed 8.9% of the number of issued and outstanding common shares from time to time. Based on the number of shares outstanding as at December 31, 2020, stock options exercisable into 720,871 common shares are available for future allocation under the Plan.

The Plan provides that the exercise price of a stock option will be determined on the date of grant and will not be less than the closing market price of the Company's stock at that date. Stock options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter. The Company determines the expiry date of each stock option at the time it is granted, which cannot be more than five years after the date of the grant.

The fair value of stock options was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2020	2019
Risk-free interest rate	0.31%	2.03%
Annual dividends per share	Nil	Nil
Expected stock price volatility	53%	54%
Expected option life (in years)	4.0	4.0
Average fair value of options granted (in dollars)	$5.26	$5.38

There is no dividend yield as the Company does not pay, and does not plan to pay cash dividends on their common shares.  The expected stock price volatility is based on the historical volatility of the Company's average monthly stock closing prices over a period equal to the expected life of each option grant.  The risk-free interest rate is based on yields from risk-free instruments with a term equal to the expected term of the options being valued.  The expected life of options represents the period of time that the options

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
are expected to be outstanding based on historical data of option holder exercise and termination behavior. Forfeitures are accounted for in compensation expense as they occur.

The following table presents stock option activity for the years ended December 31:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	Outstanding	$	In Years	$
Outstanding, December 31, 2018	1,378,348	19.64	2.8	822
Granted	462,937	12.34
Exercised	(47,231)	10.43		80
Forfeited	(205,911)	20.31
Outstanding, December 31, 2019	1,588,143	18.14	2.6	30
Granted	289,518	13.01
Exercised	(178,223)	11.36		497
Forfeited	(338,327)	21.95
Outstanding, December 31, 2020	1,361,111	17.27	2.4	1,399

The intrinsic value of outstanding and exercisable stock options is calculated as the quoted market price of the stock at the balance sheet date, or date of exercise, less the exercise price of the option.

The following table summarizes the stock options outstanding and exercisable at December 31, 2020:

	Options Outstanding			Options Exercisable
Range of	Number of Options	Weighted Average Remaining Option Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Exercise Prices	Outstanding	(years)	$	Exercisable	$
$8.46 - $12.73	258,201	2.5	11.40	139,893	11.42
$12.74 - $13.38	273,330	3.8	12.99	69,333	13.03
$13.39 - $16.23	269,416	3.3	14.74	101,628	15.93
$16.24 - $25.15	299,304	1.4	21.09	265,989	21.43
$25.16 - $25.82	260,860	1.1	25.81	249,913	25.81
	1,361,111	2.4	17.27	826,756	19.68

The options outstanding at December 31, 2020 expire between March 12, 2021 and November 17, 2025.

As at December 31, 2020, the unrecognized stock-based compensation cost related to the non-vested stock options was $2,763 (2019 — $4,548), which is expected to be recognized over a weighted average period of 2.4 years (2019 — 2.6 years).
(c)     Restricted share plans
The Company has two market based restricted share unit plans: one for U.S. employees and one for all non-U.S. employees, and a treasury based restricted share unit plan (collectively, the “RSPs”). The RSPs support our growth and profitability objectives by providing long-term incentives to employees and also encourage our objective of employee share ownership through the granting of RSUs. There is no exercise price or monetary payment required from the employees upon the grant of an RSU or upon the

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
subsequent delivery of our common shares (or, in certain jurisdictions, cash in lieu at the option of the Company) to settle vested RSUs. The form and timing of settlement is subject to local laws.
At the Company's Annual General and Special Meeting of Shareholders on May 21, 2020, shareholders approved a resolution to amend the treasury based restricted share unit plan (the "Treasury Plan"). The amendments increased the maximum number of shares issuable pursuant to outstanding awards under the Treasury Plan to 4.6% (increased from 3.7%) of the number of issued and outstanding shares and the maximum number of shares issuable pursuant to all of our security-based compensation arrangements is 8.9% (increased from 8.1%) of the number of issued and outstanding shares. Based on the number of shares outstanding as at December 31, 2020, 341,142 share units are available for future allocation under the Treasury Plan. With respect to the two market-based RSPs, independent trustees purchase Sierra Wireless common shares over the facilities of the Toronto Stock Exchange and Nasdaq, which are used to settle vested RSUs. The existing trust funds are variable interest entities and are included in these consolidated financial statements as treasury shares held for RSU distribution. As at December 31, 2020, there were 2,614,135 market RSUs outstanding.
The Company includes a performance-based component to certain grants of units under our RSPs ("PSUs"). The current outstanding PSUs (market condition) have a performance-based three year cliff-vesting criteria measured against a benchmark index. The fair value of the PSUs at date of grant are determined using the Monte Carlo simulation model.
In February 2019, the Board of Directors approved the issuance of PSUs that are measured against an internal performance benchmark based on achieving service revenue targets or cost savings initiatives as well as PSUs measured against a benchmark index. The fair value of the PSUs (performance condition) that are measured against an internal performance benchmark based on achieving service revenue targets or cost savings initiatives is the Company's stock price on the date of grant. The fair value of the PSUs that are measured against a benchmark index at date of grant is determined using the Monte Carlo simulation model. These outstanding PSUs have a performance-based three year cliff-vesting criteria measured against a benchmark index, service revenue or cost savings targets and the associated performance conditions are probable of being achieved.
Generally, non-performance based RSUs vest over three years, in equal one-third amounts on each anniversary date of the grant and some cliff vest in one year. RSU grants to employees who are resident in France for French tax purposes will not vest before the second anniversary from the date of grant, and any shares issued are subject to an additional two year tax hold period.
In February 2020, the Company issued certain non-performance based RSUs that cliff-vest in two years.
The intrinsic value of outstanding RSUs is calculated as the quoted market price of the stock at the balance sheet date. The intrinsic value of vested/settled RSUs is calculated as the quoted market price of the stock at date of vesting.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
The following table summarizes the RSU activity for the years ended December 31:

	Number of	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
	RSUs	$	In years	$
Outstanding, December 31, 2018	1,046,275	19.24	2.6	13,289
Granted	1,222,131	12.44
Vested / settled	(333,865)	18.22		4,607
Forfeited	(118,782)	15.20
Outstanding, December 31, 2019	1,815,759	15.42	2.3	17,310
Granted	2,865,042	12.80
Vested / settled	(586,343)	16.30		6,569
Forfeited	(303,175)	12.83
Outstanding, December 31, 2020	3,791,283	13.61	2.0	55,242
Outstanding – vested and not settled	168,028
Outstanding – unvested	3,623,255
Outstanding, December 31, 2020	3,791,283

As at December 31, 2020, the total remaining unrecognized compensation cost associated with the RSUs totaled $30,055 (2019 — $14,871), which is expected to be recognized over a weighted average period of 1.8 years (2019 — 1.9 years).
12.    EARNINGS (LOSS) PER SHARE

The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	2020	2019
Net earnings (loss)
Net loss from continuing operations	$(70,151)	$(74,663)
Net earnings from discontinued operations	20,810	4,125
	$(49,341)	$(70,538)
Weighted average shares used in computation of:
Basic	36,393	36,166
Diluted	36,393	36,166
Basic and diluted net earnings (loss) per share (in dollars):
Continuing operations	$(1.93)	$(2.06)
Discontinued operations	0.57	0.11
	$(1.36)	$(1.95)

As the Company incurred losses for the years ended December 31, 2020 and 2019, all equity awards for those years were anti-dilutive and were excluded from the diluted weighted average shares.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
13.    ACCOUNTS RECEIVABLE
The components of accounts receivable at December 31 were as follows:

	2020	2019
Trade receivables	$53,213	$81,612
Less: allowance for doubtful accounts	(3,631)	(2,975)
	49,582	78,637
Sales taxes receivable	4,419	3,341
R&D tax credits	3,350	3,816
Financing receivables	342	959
Contract assets (note 2(c))	2,132	1,688
Other receivables	8,750	6,050
	$68,575	$94,491

The movement in the allowance for expected credit losses during the years ended December 31 was as follows:

	2020	2019
Balance, beginning of year	$2,975	$2,968
Effect of adoption of ASC 326 (note 3)	917
	3,892
Current period provision for expected credit losses	418	490
Write-offs charged against allowance for credit losses	(792)	(285)
Recoveries of amounts previously written off	15	—
Foreign exchange	98	(3)
Assets held for sale	—	$(195)
	$3,631	$2,975

14.    Contract Balances

	2020	2019	Change
Contract assets	$2,132	$1,688	$444
Deferred revenue - current	9,862	9,190	672
Deferred revenue - noncurrent	7,863	8,078	(215)

Contract assets are included in Accounts receivable in our consolidated balance sheets.
For the year ended December 31, 2020, $8,813 of deferred revenue was recognized in revenue that was included in the contract liability balance as of December 31, 2019 (2019 - $5,756).
15.    INVENTORIES
The components of inventories at December 31 were as follows:

	2020	2019
Electronic components	$19,468	$17,504
Finished goods	13,347	18,830
	$32,815	$36,334

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)

16.    PREPAIDS AND OTHER
The components of prepaids and other at December 31 were as follows:

	2020	2019
Inventory advances	$1,434	$2,338
Insurance and licenses	873	292
Deposits	2,665	2,120
Contract acquisition and fulfillment costs	1,850	1,529
Other	5,111	4,579
	$11,933	$10,858
In 2020, $1,276 of deferred contract acquisition and fulfillment costs were expensed to Sales and marketing and Cost of sales (2019 - $357).
17.    PROPERTY AND EQUIPMENT
The components of property and equipment at December 31 were as follows:

	2020
	Cost	Accumulated amortization	Net book value
Furniture and fixtures	$3,467	$2,163	$1,304
Research and development equipment	33,583	21,770	11,813
Production equipment and tooling	31,999	23,466	8,533
Computer equipment	5,608	4,610	998
Software	7,608	5,838	1,770
Leasehold improvements	7,719	5,940	1,779
Leased vehicles	392	390	2
Office equipment	1,172	1,045	127
Monitoring equipment	6,141	2,455	3,686
Network equipment	6,417	5,017	1,400
	$104,106	$72,694	$31,412

	2019
	Cost	Accumulated amortization	Net book value
Furniture and fixtures	$3,189	$1,948	$1,241
Research and development equipment	31,085	22,623	8,462
Production equipment and tooling	28,665	20,052	8,613
Computer equipment	9,274	7,748	1,526
Software	9,854	7,727	2,127
Leasehold improvements	7,319	5,124	2,195
Leased vehicles	584	560	24
Office equipment	1,184	996	188
Monitoring equipment	1,852	1,117	735
Network equipment	6,780	4,314	2,466
	$99,786	$72,209	$27,577

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
Amortization expense relating to property and equipment was $15,129, including $1,712 related to discontinued operations for the year ended December 31, 2020 (2019 - $16,257, including $2,944 related to discontinued operations).
18.    INTANGIBLE ASSETS
The components of intangible assets at December 31 were as follows:

	2020
	Cost	Accumulated amortization	Net book value
Patents and trademarks	$16,300	$14,649	$1,651
Licenses	57,480	53,153	4,327
Intellectual property	28,916	26,095	2,821
Customer relationships	140,892	83,858	57,034
Brand	17,070	5,631	11,439
Research and development	11,158	10,349	809
	$271,816	$193,735	$78,081

	2019
	Cost	Accumulated amortization	Net book value
Patents and trademarks	$15,416	$13,540	$1,876
Licenses	52,517	48,912	3,605
Intellectual property	27,824	22,326	5,498
Customer relationships	116,576	69,883	46,693
Brand	14,613	3,727	10,886
Research and development	10,274	8,760	1,514
	$237,220	$167,148	$70,072
Estimated annual amortization expense for the next 5 years ended December 31 is as follows:

Amount
2021	15,691
2022	11,882
2023	11,242
2024	10,399
2025	8,779
Amortization expense relating to intangible assets was $17,216, and $16,920 for the years ended December 31, 2020, and 2019, respectively.
The weighted-average remaining useful lives of intangible assets was 6.2 years as at December 31, 2020.
At December 31, 2020 and 2019, substantially all intangible assets were subject to amortization.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
19.    GOODWILL
The changes in the carrying amount of goodwill for the years ended December 31 were as follows:

	2020	2019
Balance at beginning of year	$154,381	$211,074
Goodwill allocated to discontinued operations (note 5(c))	—	(53,214)
Adjusted balance at beginning of year	154,381	157,860
Goodwill acquired (note 5(a) and 5(b))	11,076	—
Foreign currency translation adjustments	10,088	(3,479)
	$175,545	$154,381

IoT Solutions	$138,630	$121,429
Embedded Broadband	36,915	32,952
	$175,545	$154,381
We assessed the recoverability of goodwill as at October 1, 2020 for each of the identified reporting units and determined that the fair value of each of the two reporting units exceeded its carrying value. There was no impairment of goodwill during the years ended December 31, 2020, and 2019.
20.    LEASES
The components of lease expenses were as follows:

	2020	2019
Operating lease cost	$8,616	$9,610
Finance lease cost	130	345
Short-term lease cost	2,020	1,961
ROU asset impairment	—	877
	10,766	12,793
Sublease income	(1,534)	(1,032)
Total lease expenses	$9,232	$11,761
    We have operating leases for offices, data centers and certain office equipment. Our leases have remaining lease terms of 0.1 years to 11.0 years (2019 - 0.2 years to 12.0 years years). We sublease certain offices to third parties.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
Supplemental Balance Sheet information related to leases was as follows:

	2020	2019
Operating Leases
Operating lease right-of-use assets	$20,068	$25,466

Accounts payable and accrued liabilities	$7,376	$5,793
Operating lease liabilities	17,054	25,154
Total operating lease liabilities	$24,430	$30,947

Finance Leases
Property and equipment, gross	$1,111	$1,362
Accumulated depreciation	(1,084)	(1,192)
Property and equipment, net	$27	$170

Accounts payable and accrued liabilities	$171	$379
Long-term obligations	8	188
Total finance lease liabilities	$179	$567

Weighted Average Remaining Lease Term
Operating leases	6.9	7.1
Finance leases	1.2	1.6

Weighted Average Discount Rate
Operating leases	2.6%	2.6%
Finance leases	3.8%	3.5%
Supplemental cash flow information related to leases was as follows:

	2020	2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$6,152	$7,860
Financing cash flow from finance leases	405	535

New lease assets obtained in exchange for lease liabilities (non-cash):
Operating leases	$678	$6,782
Financing leases	—	38

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
Maturities of lease liabilities were as follows:

	Operating Leases	Finance Leases	Total
2021	$7,447	$181	$7,628
2022	2,063	14	2,077
2023	3,190	14	3,204
2024	2,268	1	2,269
2025	2,002	—	2,002
Thereafter	10,254	—	10,254
Total lease payments	27,224	210	27,434
Less: imputed interest	(2,794)	(31)	(2,825)
Total lease liabilities	$24,430	$179	$24,609

21.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
The components of accounts payable and accrued liabilities at December 31 were as follows:

	2020	2019
Trade payables and accruals	$67,250	$55,796
Inventory commitment reserve	475	767
Accrued royalties	10,698	11,870
Accrued payroll and related liabilities	21,244	13,825
Professional services	5,329	4,415
Taxes payable (including sales taxes)	4,979	4,847
Product warranties (note 27(a)(iii))	5,804	6,743
Sales credits	10,732	8,814
Restructuring liability (note 8)	5,750	8,655
Operating lease liabilities (note 20)	7,376	5,793
Finance lease liabilities (note 20)	171	379
Other	22,330	27,692
	$162,138	$149,596
22.    LONG-TERM OBLIGATIONS
The components of long-term obligations at December 31 were as follows:

	2020	2019
Accrued royalties	$33,218	$30,988
Deferred revenue	7,863	8,078
Finance lease liabilities (note 20)	8	188
Other	4,557	4,153
	$45,646	$43,407

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
Remaining performance obligations
As at December 31, 2020, we had $21,608 of remaining performance obligations to be recognized (December 31, 2019 - $24,173), of which we expect to recognize approximately 45% in 2021, 29% in 2022, and 26% in subsequent years.
We do not disclose the value of remaining performance obligations for: (i) contracts with an original expected length of one year or less, and (ii) contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed.
23.    ACCUMULATED OTHER COMPREHENSIVE LOSS
The changes by component in accumulated other comprehensive loss, net of taxes, were as follows:

	2020	2019
Balance, beginning of period	$(13,216)	$(9,146)
Foreign currency translation adjustments	1,914	(3,241)
Loss on long term intercompany balances	5,722	(829)
Balance, end of period	$(5,580)	$(13,216)

24.    SUPPLEMENTAL CASH FLOW INFORMATION
The following table summarizes supplemental cash flow information and non-cash activities:

	2020	2019
Net income taxes paid	$3,333	$616
Net Interest (received) paid	739	(202)
Discount fees paid (note 25 (d))	414	347
Non-cash property and equipment additions	—	485

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows:

	2020	2019
Cash and cash equivalents	$160,560	$71,164
Restricted cash	10,864	3,629
Assets held for sale	—	4,290
Total cash, cash equivalents, and restricted cash shown in the statements of cash flows	$171,424	$79,083

As at December 31, 2020, $10,000 was held in escrow related to the divestiture of the Automotive Business and $100 is held in escrow related to certain vendor obligations. We collected $764 from trade receivables sold to CIBC under our Accounts Receivable Purchase Agreement which have not been remitted to CIBC as at December 31, 2020. See note 25(d). As at December 31, 2019, Assets held for sale included cash of $4,290. See note 5(c).

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
25.    FAIR VALUE MEASUREMENT
(a)    Fair value presentation
An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is available and significant to the fair value measurement. There are three levels of inputs that may be used to measure fair value:
Level 1 -        Quoted prices in active markets for identical assets or liabilities.
Level 2 -    Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 -    Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.
The carrying value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the immediate or short-term maturity of these financial instruments. Based on borrowing rates currently available to us for loans with similar terms, the carrying values of our obligations under capital leases, long-term obligations and other long-term liabilities approximate their fair values.
Derivatives, such as foreign currency forward and options contracts, may be used to hedge the foreign exchange risk on cash flows from commitments denominated in a foreign currency. Derivatives are recorded in Accounts receivable or Accounts payable and accrued liabilities and measured at fair value at each balance sheet date. Any resulting gains and losses from changes in the fair value are recorded in Foreign exchange gain (loss).
Fair value of the foreign currency forward contracts are based on observable market inputs such as forward rates in active markets, which represents a Level 2 measurement within the fair value hierarchy.
As at December 31, 2020, we were committed to foreign currency forward contracts totaling $28.8 million Canadian dollars with an average forward rate of 1.3140, maturing between January and December 2021. We recorded unrealized gain of $485 in Foreign exchange gain (loss) for those outstanding contracts in the year ended December 31, 2020 (2019 — Foreign exchange gain of $1,421).
(b)    Credit Facilities
On April 30, 2020, we amended the revolving credit agreement (the “Revolving Facility”) with the Canadian Imperial Bank of Commerce (“CIBC”) as sole lender and as Administrative Agent, which increased our total borrowing capacity to $50 million and extended the maturity date to April 30, 2023. The amendments also included revising the availability under the Revolving Facility to be subject to a borrowing base related to eligible accounts receivable and inventory and is the lesser of the facility size or borrowing base. The Revolving Facility is secured by a pledge against substantially all of our assets. The Revolving Facility will be used for general corporate purposes, including, but not limited to, capital expenditures, working capital requirements and/or certain acquisitions permitted under the Revolving Facility. Borrowings under the Revolving Facility may bear interest at US Base Rate or LIBOR plus

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
applicable margin. The Revolving Facility contains a financial covenant that requires the Company to be below a maximum total leverage ratio.
As at December 31, 2020, there were no outstanding borrowings under the Revolving Facility (2019 — nil). In 2020, we recorded interest expense of $578 (2019-nil).
On July 22, 2020, we amended the Revolving Facility and added a $12.5 million Canadian dollar term loan facility (the “Loan”) with CIBC. The Loan is backed by the Government of Canada under the Business Credit Availability Program (“BCAP”); specifically, 80% of the principal of the Loan is guaranteed by the Business Development Bank of Canada (“BDC”). The Loan bears interest at CIBC’s Prime Lending rate or Bankers Acceptance rate plus applicable margin. Repayment is interest only for the first 12 months, followed by regular quarterly payments of principal based on a ten-year amortization schedule plus interest. The outstanding amount owing plus accrued interest and fees are repayable on the maturity date, July 22, 2025. Under the terms of the BCAP, the proceeds must be used to finance operations, may not be used to refinance existing debt obligations, pay dividends or other distributions to shareholders, make shareholder contributions or shareholder loans, buy back shares and includes certain restrictions on executive compensation payouts. During 2020, we borrowed and fully repaid $9.4 million (Cdn $12.5 million) under the Loan. In 2020, we recorded interest expense of $161 (2019 - nil).
On February 17, 2021, we entered into an additional amending agreement to the revolving credit agreement (the “Amended Revolving Facility”) with CIBC as sole lender and as Administrative Agent, which reduced the total borrowing capacity under the Revolving Facility to $30 million from $50 million. The Revolving Facility will be used for general corporate purposes, including, but not limited to, capital expenditures, working capital requirements and/or certain acquisitions permitted under the Revolving Facility. Borrowings under the Revolving Facility may bear interest at US Base Rate or LIBOR plus applicable margin. Availability under the Amended Revolving Facility is no longer subject to a borrowing base. The Amended Revolving Facility contains customary affirmative, negative and financial covenants.
(c)     Letters of credit
We have access to a standby letter of credit facility of $1.5 million from Toronto Dominion Bank. The credit facility is used for the issuance of letters of credit and guarantees and is guaranteed by Export Development Canada. As of December 31, 2020, letters of credit issued against the revolving standby letter of credit facility were for a total value of $1.35 million (2019 — $0.1 million).
(d)     Accounts Receivable Purchase Agreement
We have an uncommitted Receivables Purchase Agreement (the “RPA”) with CIBC, as purchaser, to improve our liquidity during high working capital periods. Under the RPA, the Company may offer to sell certain eligible accounts receivable (the “Receivables”) to CIBC, which may accept such offer, and purchase the offered Receivables. Under the RPA, up to $75.0 million of Receivables may be sold and remain outstanding at any time. Receivables are sold at 100% face value less discount with a 10% limited recourse to the Company arising from certain repurchase events. The RPA is on an uncommitted basis with no expiry date and carries a discount rate of CDOR (for purchased receivables in CAD) and LIBOR (for purchased receivables in USD) plus an applicable margin. After the sale, the Company does not retain any interests in the Receivables, but continues to service and collect, in an administrative capacity, the outstanding receivables on behalf of CIBC.
The Company accounts for the sold Receivables as a sale in accordance with FASB ASC 860, Transfers and Servicing. Proceeds from the sale reflect the face value of the Receivables less discount fees charged by CIBC and one-time legal costs. The discount fees are recorded in Other expense in the Company’s

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
consolidated statements of operations. Net proceeds are classified under operating activities in the consolidated statements of cash flows.
Pursuant to the RPA, the Company sold and de-recognized $163,354 Receivables in 2020 (2019 - $86,856). As at December 31, 2020, $19,388 remained outstanding to be collected from customers and remitted to CIBC (2019 - $18,174). Discount fees of $414 for 2020 are included in Other expense in the consolidated statements of operations (2019 - discount fees of $347 and administration expense of $129). As at December 31, 2020, we collected $764 from Receivables that we previously sold and that have not been remitted to CIBC due to timing of settlement dates. We recorded the amount in Restricted cash in the consolidated balance sheets with a corresponding increase in accrued liabilities (2019 - $3,408).
26.    FINANCIAL INSTRUMENTS
Financial Risk Management
Financial instruments consist primarily of cash and cash equivalents, restricted cash, accounts receivable, derivatives such as foreign currency forward and option contracts, accounts payable and accrued liabilities.
We have exposure to the following business risks:
We maintain substantially all of our cash and cash equivalents with major financial institutions or invest in government instruments. Our deposits with banks may exceed the amount of insurance provided on such deposits.
We outsource manufacturing of our products to third parties and, accordingly, we are dependent upon the development and deployment by third parties of their manufacturing abilities. The inability of any supplier or manufacturer to fulfill our supply requirements could impact future results. We have supply commitments to our contract manufacturers based on our estimates of customer and market demand. Where actual results vary from our estimates, whether due to execution on our part or market conditions, we are at risk.
Financial instruments that potentially subject us to concentrations of credit risk are primarily accounts receivable. We perform on-going credit evaluations of our customer’s financial condition and require letters of credit or other guarantees whenever deemed appropriate.
Although a significant portion of our revenues are in U.S. dollars, we incur operating costs that are denominated in other currencies. Fluctuations in the exchange rates between these currencies could have a material impact on our business, financial condition and results of operations.
To manage our foreign currency risks, we enter into foreign currency forward contracts and options contracts to reduce our exposure to future foreign exchange fluctuations. See note 25(a).
We are subject to risks typical of an international business including, but not limited to, differing economic conditions, changes in political climate, differing tax structures other regulations and restrictions and foreign exchange rate volatility. Accordingly, our future results could be materially affected by changes in these or other factors.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
27.    COMMITMENTS AND CONTINGENCIES
(a) Contingent liability on sale of products
(i)    Under license agreements, we are committed to make royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not in place, we have recognized our current best estimate of the obligation under accrued liabilities and long-term obligations. When agreements are finalized or the obligation becomes statute barred, the estimate will be revised accordingly.
(ii)    We are a party to a variety of agreements in the ordinary course of business under which we may be obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of our products to customers where we provide indemnification against losses arising from matters such as potential intellectual property infringements and product liabilities. The impact on our future financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, we have not incurred material costs related to these types of indemnifications.
(iii)    We accrue product warranty costs to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and on management’s estimates. Changes in the liability for product warranties were as follows:

	2020	2019
Balance, beginning of year	$6,743	$7,914
Provisions	4,834	3,686
Expenditures	(5,773)	(2,673)
Liability held for sale	—	(2,184)
Balance, end of year	$5,804	$6,743
(b) Other commitments
We have purchase commitments totaling approximately $93,865 (December 31, 2019 — $128,146, including $51,587 related to the automotive business), with certain contract manufacturers and suppliers under which we have committed to buy a minimum amount of designated products between January and June 2021. In certain of these agreements, we are required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.
We also have purchase commitments totaling approximately $2,836 (December 31, 2019 — $7,110) with certain mobile network operators, under which we have committed to buy a minimum amount of wireless data and wireless data services between January 2021 and October 2022.
We have a purchase commitment totaling approximately $2,478 (December 31, 2019 - $2,458) with a supplier under which we have committed to buy a minimum amount of cloud computing services between January 2021 and May 2022.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
(c) Legal proceedings
We are from time to time involved in litigation, certain other claims and arbitration matters arising in the ordinary course of our business.  We accrue for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. These accruals are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel and technical experts and other information and events pertaining to a particular matter.  To the extent there is a reasonable possibility (within the meaning of ASC 450, Contingencies) that the losses could exceed the amounts already accrued for those cases for which an estimate can be made, management believes that the amount of any such additional loss would not be material to our results of operations or financial condition.
In some instances, we are unable to reasonably estimate any potential loss or range of loss.  The nature and progression of litigation can make it difficult to predict the impact a particular lawsuit will have on the Company. For instance, in the case of patent litigation, there are many reasons why we cannot make these assessments, including, among others, one or more of the following: in the early stage of a proceeding, the claimant is not required to specifically identify the manner in which the patent has allegedly been infringed; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or being incomplete; the complexity of the facts that are in dispute (e.g., the analysis of the patent and a comparison to the activities of the Company is a labor-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.
We are required to apply judgment with respect to any potential loss or range of loss in connection with litigation.  While we believe we have meritorious defenses to the claims asserted against us in our currently outstanding litigation, and intend to defend ourselves vigorously in all cases, in light of the inherent uncertainties in litigation there can be no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us for those cases for which an estimate can be made. Losses in connection with any litigation for which we are not presently able to reasonably estimate any potential loss or range of loss could be material to our results of operations and financial condition.
In March 2020, Sunset Licensing LLC filed a patent infringement lawsuit in the United States District Court for the District of Delaware, which lawsuit makes certain allegations concerning our GNX-3 LTE devices. The lawsuit has been dismissed without prejudice.
In November 2019, Stormborn Technologies LLC filed a patent infringement lawsuit in the United States District Court for the District of Delaware, which lawsuit makes certain allegations concerning our FX and GL series devices. The lawsuit has been dismissed with prejudice.
In January 2017, Koninklijke KPN N.V. filed a patent infringement lawsuit in the United States District Court for the District of Delaware asserting patent infringement by us and our U.S. subsidiary. The lawsuit makes certain allegations concerning the alleged use of data transmission error checking technology in our wireless products. In March 2018, the Court granted our motion for judgment on the pleadings that the plaintiff’s patent is invalid. The plaintiff appealed this invalidity ruling to the Federal Circuit, and in November 2019, the Federal Circuit reversed the District Court’s invalidity ruling. In April 2019, the United States Patent and Trial Appeal Board rendered its final decision in our petition for Inter Partes Review of the patent-in-suit, and the instituted claims were not proved to be

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
unpatentable. In April 2020, the District Court granted summary judgment to the plaintiffs with respect to our counterclaims alleging that the plaintiff had breached its commitments to standard setting organizations. The Court rendered its claim construction order in September 2020. A stipulated motion to stay filed by the parties was granted by the Court in February 2021.
In August 2014, M2M Solutions LLC filed a patent infringement lawsuit against us in District Court for the District of Delaware asserting patent infringement by us and our US subsidiary. The lawsuit makes certain allegations concerning our wireless products with respect to US Patent No. 8,648,717. In March 2017, the United States Patent and Trial Appeal Board issued its decisions in the instituted Inter Partes Review proceedings filed by us and other defendants, invalidating all independent claims and several dependent claims in the single patent-in-suit. In April 2017, M2M Solutions assigned the patent-in-suit to Blackbird Tech LLC (“Blackbird”), and they became a plaintiff in the lawsuit in June of that year. In September 2018, the court denied a motion to dismiss the lawsuit. Blackbird was granted leave to identify additional asserted claims and accused products with respect to the patent-in-suit. In November 2019, the Judge issued a claim construction order finding two of the remaining five claims in the patent-in-suit to be indefinite and therefore invalid. In December 2020, a Report and Recommendation of the Magistrate was filed recommending that the Court grant our motion for summary judgment of non-infringement. The Court’s ruling on this matter is pending. Trial in our case has been continued and is not currently scheduled.
Intellectual Property Indemnification Claims
We have been notified by certain of our customers in the following matter that we may have an obligation to indemnify them in respect of the products we supply to them:
In June 2019, Sisvel International S.A. and 3G Licensing S.A. (together, “First Suit Plaintiffs”), filed patent infringement lawsuits (the “First Suits”) in the United States District Court for the District of Delaware against one or more of our customers alleging patent infringement with respect to a portfolio of 12 patents purportedly owned by Sisvel and obtained from Nokia Corporation (5 patents) and Blackberry, Ltd. (7 patents), that First Suit Plaintiffs allege relate to technology for cellular communications networks including, but not limited to 2G, 3G and 4G/LTE. The allegations have been made in relation to certain of our customer’s products, which may include products which utilize modules sold to them by us. Following successful motions to dismiss filed by several defendants, the First Suit Plaintiffs have filed amended complaints, dropping 6 of the 7 Blackberry patents from the allegations against certain of the defendants, including at least one of our customers. Inter Partes Review petitions have been filed by us and other defendants with respect to all of the patents involved in the First Suits, eleven of which have been instituted and one has been denied. The First Suits are in the discovery stage and a first trial against one of the defendants is scheduled for November 2022. In May 2020, Sisvel International S.A., 3G licensing S.A. and Sisvel S.p.A. (collectively, the “Second Suit Plaintiffs”) filed patent infringement lawsuits (the "Second Suits”) in the United States District Court for the District of Delaware, against one or more of our customers alleging patent infringement with respect to a portfolio of 9 patents purportedly owned by the Second Suit Plaintiffs and obtained from Nokia Corporation (1 patent), Blackberry, Ltd. (2 patents) and LG Electronics Inc. (6 patents), that the Second Suit Plaintiffs allege relate to technology for cellular communications networks including, but not limited to 3G and 4G. The allegations have been made in relation to certain of our customers’ products, which may include products which utilize modules sold to them by us. The Second Suits are in the scheduling stage.

SIERRA WIRELESS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except where otherwise stated)
Although there can be no assurance that an unfavorable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made in the foregoing legal proceedings are without merit and intend to defend ourselves and our products vigorously in all cases.
We are engaged in certain other claims, legal actions and arbitration matters, all in the ordinary course of business, and believe that the ultimate outcome of these claims, legal actions and arbitration matters will not have a material adverse effect on our operating results, liquidity or financial position.
28.    SUBSEQUENT EVENT
Change in Reportable Segments
We have revised our reportable segments to align with changes in how we report our financial results and manage our business. Commencing in the first quarter of 2021, we classify our operations into two reportable segments: IoT Solutions and Enterprise Solutions. Our new IoT Solutions segment is comprised of our portfolio of cellular modules from LPWA through to high-speed embedded 5G broadband modules with IoT connectivity, solutions and software. The Enterprise Solutions segment is comprised of our gateways, asset tracking and monitoring business, and our Enterprise connectivity, solutions and software.